  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	September 26, 2019

Eldorado Announces the Initiation of an At-the-Market Equity Program

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces that the Company has established an at-the-market equity program (the “ATM Program”). The ATM Program will allow the Company to issue up to US$125 million worth of common shares from treasury (“Common Shares”) to the public from time to time at prevailing market prices through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the Common Shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated September 26, 2019 entered into among the Company, BMO Nesbitt Burns Inc., as Canadian agent, and BMO Capital Markets Corp., as U.S. agent. The ATM Program will be effective until September 26, 2021, unless all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Eldorado intends to use the net proceeds from the ATM Program, if any, for funding:

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Potential capital investments at Kişladağ for waste stripping and heap leach pad expansion, subject to ongoing metallurgical heap leach testwork;
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Potential capital investments at Lamaque for expansion from 1,800 tonnes per day (“tpd”) to 2,500 tpd;
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Potential engineering and permitting expenses and minor enabling construction to support the re-start of construction at Skouries;
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Potential engineering and Environmental Impact Assessment permitting expenses at Perama Hill;
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Potential engineering and permitting expenses to expand Olympias from 1,200 tpd to 1,900 tpd;
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Repayment of indebtedness; and/or
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General corporate purposes.

The Company has filed a prospectus supplement dated September 26, 2019 (“Prospectus Supplement”) to its base shelf prospectus dated August 26, 2019 (“Base Shelf Prospectus”) with each of the securities regulatory authorities in all provinces of Canada, and has filed a registration statement on Form F-10 (including a prospectus) and a prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the ATM Program.  Before you invest, you should read the Prospectus Supplement, the Company’s Base Shelf Prospectus, the registration statement, and all other documents the Company has filed with the Canadian securities regulatory authorities and the SEC for more complete information about the Company and the ATM Program. These documents may be downloaded from SEDAR at www.sedar.com or by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, any agent participating in the ATM Program will arrange to send you these documents if you request it by contacting, (i) in Canada: BMO Nesbitt Burns Inc., attn: Brampton Distribution Centre C/O The DATA Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, by email at torbramwarehouse@datagroup.ca or by phone at 905-791-3151 Ext. 4312 (ii) in the U.S., BMO Capital Markets Corp., attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY, 10036, by email at bmoprospectus@bmo.com or by phone at 1-800-414-3627.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's Common Shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louise.burgess@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: sales of any Common Shares pursuant to the ATM Program, including the price, volume and timing of any distributions, use of the net proceeds of any sales of Common Shares pursuant to the ATM Program, including any capital investment at Kişladağ or Lamaque, engineering, permitting and construction at Skouries, Perama Hill and Olympias, and repayment of indebtedness.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the price of the Common Shares, metallurgical recoveries the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release. Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the price of the Common Shares; results of further testwork at Kişladağ, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F and “Forward-Looking Statements” and "Risk factors" in Prospectus Supplement and the Base Shelf Prospectus. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form, the Prospectus Supplement and the Base Shelf Prospectus filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.